Rule 10b5-1 Purchase Plan

February 9, 2018

This will confirm the agreement between Deutsche Telekom Holding B.V. (the “Client”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to which Credit Suisse has been appointed as the Client’s agent to purchase, on behalf of the Client, outstanding shares of the common stock of T-Mobile US, Inc. (the “Shares”), in accordance with the terms and conditions set forth below (the “Plan”). This Plan is being established by the Client and is intended to qualify for the affirmative defense and safe harbor provided by Rules 10b5-1 (“Rule 10b5-1”) and 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.	This Plan shall become effective on the date hereof and shall end on the earliest to occur of the following dates: (i) the date on which either the aggregate number or the aggregate purchase price of the Shares purchased by Credit Suisse in accordance with this Plan equals the Maximum Number of Shares or the Maximum Total Purchase Price, respectively, each as specified in Exhibit A hereto, (ii) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation or reorganization of the Client, or other relief with respect to the Client, under any bankruptcy, insolvency or similar law applicable to it or seeking the appointment of a trustee, receiver or other similar official with respect to the Client, or the taking of any corporate action by the Client to authorize or commence any of the foregoing; (iii) the end of the business day (unless another time is specified in writing) following the date of receipt by the non-terminating party of notice of early termination substantially in the form of Exhibit B hereto; (iv) the failure of the Client to perform its obligations under paragraph 3 hereof; and (v) March 31, 2018. The Client will provide Credit Suisse with immediate notice should an event under subsection (ii) of this paragraph occur.
2.	Subject to paragraph 5 below, Credit Suisse shall purchase Shares on each day beginning on February 14, 2018 on which the Nasdaq is open for trading and the Shares trade regular way on such exchange (a “Trading Day”) at the then prevailing market prices, in the open market or through privately negotiated transactions in accordance with the timing, price and volume restrictions contained in subparagraphs (2), (3) and (4) of Rule 10b-18(b), commencing on the date specified in and as per instructions set forth in Exhibit A. On any day on which Credit Suisse purchases Shares pursuant hereto, the Client will not purchase Shares from or through any other broker (subject to the exemption set forth in Rule 10b-18(b)(1)(i)).
3.	The Client will not pay a commission to Credit Suisse for services rendered pursuant to this Agreement. Payment for Shares purchased pursuant to this Agreement will be made in accordance with normal settlement procedures for the Shares.
4.	Both Credit Suisse and the Client (together with T-Mobile US, Inc. and its affiliated purchasers (as defined in Rule 10b-18)), covenant and agree that they have not, as of the date hereof, taken any action that would result in any purchase of Shares by Credit Suisse effected pursuant to and in accordance with this Purchase Plan that will not be in accordance with Rule 10b-18 and Rule 10b5-1, and they will not take nor do they intend to take any such action while this Plan is in effect.
5.	The Client understands that (i) Credit Suisse may suspend purchases of Shares due to a market disruption or a legal, regulatory or contractual restriction or internal policy (each, a “Purchase

Restriction”) applicable to Credit Suisse, including, but not limited to, a suspension to ensure compliance by the Client and Credit Suisse with the provisions of Regulation M under the Exchange Act. If any purchase is suspended due to the occurrence of a Purchase Restriction, Credit Suisse shall give prompt written notice thereof to the Client pursuant to paragraph 16 below and effect such purchase as promptly as practical after the cessation or termination of such Purchase Restriction; (ii) additional restrictions may apply to purchases under this Agreement made after the date of a public announcement of any merger, acquisition, reorganization, recapitalization or comparable transaction affecting the Shares or other securities of T-Mobile US (other than any such transaction in which the consideration consists solely of cash and there is no valuation period), and (iii) purchases under this Agreement may not be made after the date of a public announcement of a tender offer or exchange offer for the Shares.

6.	Further, if the Client becomes aware of any transaction which in its good faith determination would result in a Purchase Restriction, and if the Client shall provide Credit Suisse prior notice, then Credit Suisse will cease effecting purchases of Shares until notified by the Client that such restrictions have terminated and the Client authorizes the resumption of purchases; provided that the Client shall authorize such a resumption only if done in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and at a time when the Client is not aware of material nonpublic information concerning The Shares. All required notifications under this paragraph 5 shall be made in writing, and duly signed and addressed to the respective parties as provided in paragraph 15 below. The Client reserves the right to terminate this Plan or the appointment of Credit Suisse hereunder at any time by giving one business day’s (defined as a day on which the primary stock exchange or quotation system on which the Shares are listed or quoted is open) advance written notice to Credit Suisse in accordance with paragraph 16 and Exhibit B below.

The Client acknowledges and agrees that notwithstanding anything herein or in paragraphs 5 and 18 to the contrary, any suspension, termination or amendment of this Plan by the Client or any “distribution” (for the purposes of Regulation M) by the Client of Shares (or any securities convertible into or exchangeable or exercisable for Shares) must comply with Rule 10b5-1(c). The Client’s payment obligation under paragraph 3 hereof in respect of any Shares purchased prior to any termination of this Plan shall survive any such termination.

7.	It is the intent of the parties that this Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and this Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).
8.	As of the execution date of this Plan, the Client is not aware of any material nonpublic information regarding T-Mobile US, Inc. or the Shares and is not subject to any Purchase Restriction that would prevent Credit Suisse from acting upon the instructions set forth in this Plan. The Client shall immediately notify Credit Suisse if it becomes aware of a Purchase Restriction that would prevent Credit Suisse from making purchases pursuant to this Plan.
9.	The Client is entering into this Plan in good faith and not (i) as part of a plan or scheme to evade the prohibitions of Rule 10b-5 or any other applicable federal or state law or (ii) to manipulate the price of the Shares (or any security convertible into or exchangeable or exercisable for Shares).
10.	The Client will not, while this Plan remains in effect, (i) alter, deviate from the terms of this Plan, (ii) enter into any trade or purchases of Shares or securities convertible or exchangeable into Shares outside this Plan or (iii) act in any way that may have a subsequent influence over trades. Further, the Client has not entered into, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares (including with respect to any securities convertible into or exchangeable for the Shares).

11.	Until the termination of this Plan, the Client agrees not to discuss with Credit Suisse’s Monetization Services Group, which is responsible for purchases under this Plan, or any other Credit Suisse trading personnel, the Client’s business, operations or prospects or any other information likely to affect the value of the Shares. Notwithstanding the above, the Client may communicate with Credit Suisse personnel who are not trading personnel and who are not responsible for, and have no ability to influence, the execution of this Plan, provided that no such communication may relate to this Plan or to the activities of Credit Suisse hereunder.

Subject to the terms set forth in this Plan, Credit Suisse shall have full discretion with respect to the execution of all purchases, and the Client acknowledges and agrees that it does not have, and shall not attempt to exercise, any influence over how, when or whether Credit Suisse will seek to effect such purchases of Shares pursuant to this Plan.

12.	This Plan (i) has been duly authorized by the Client; (ii) is a valid and binding agreement of the Client, enforceable in accordance with its terms; (iii) is consistent with the Client’s publicly announced plan to purchase Shares; and (iv) is not, to the Client’s knowledge, prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Client or any of its subsidiaries or any of its or their property or assets.
13.	The Client has consulted its own advisors as to legal, tax, business, financial and other relevant aspects of, and has not relied upon Credit Suisse in connection with, the Client’s adoption of this Plan, and the Client acknowledges that Credit Suisse is not acting as a fiduciary or an advisor for the Client. The Client, except as specifically contemplated herein, shall be solely responsible for compliance with all statutes, rules and regulations applicable to the Client and the transactions contemplated hereby, including, without limitation, reporting and filing requirements. The Client has in place and shall maintain insider trading policies that are designed to prevent any breach of any condition of this Plan applicable to it and any violation of Rules 10b5-1 and 10b-18.
14.	The Client understands that, while Credit Suisse is purchasing Shares pursuant hereto, Credit Suisse may continue to transact in the Shares and other securities of T-Mobile US, Inc. for its own account and the account of other Credit Suisse customers. Nothing herein shall preclude the solicitation or execution by Credit Suisse of any such transactions in a manner consistent with applicable legal requirements.
15.	With regard to this Plan, Credit Suisse acknowledges that the Client has advised it that it has authorized its legal advisers Cleary Gottlieb Steen & Hamilton LLP to file with the U.S. Securities and Exchange Commission (the “SEC”) on its behalf the statements of changes in beneficial ownership of securities on Form 4 (“Form 4”) required under the regulations of the SEC. Credit Suisse shall ensure that it provides to Cleary Gottlieb Steen & Hamilton LLP in writing and in form and substance similar to Exhibit C, the details necessary for Form 4 of every trade executed pursuant to the Client and to this Plan, no later than midnight New York time on each day that any such trade occurs.
16.	The Client has authorized the following persons, including their designees, to issue instructions to Credit Suisse regarding this Plan:

(a) Frans Roose

(b) Ton Zijlstra

(c) Roman Zitz

The Client shall identify any changes to such designees to Credit Suisse by written notice.

Notices to Credit Suisse may be sent in writing to Craig Wiele, fax (212) 743-3764, telephone (212) 325-8766, or email craig.wiele@csg.com or to Adi Kaner, fax (212) 743-3607, telephone (212) 325-3589, or email adi.kaner@csg.com.

Notices to the Client may be sent in writing to Frans Roose, telephone + 31 43 7999 050, or email frans.roose@telekom.de or Ton Zijlstra, telephone +31 6 5312 6750, email ton@halan.nl or Roman Zitz, telephone +49 228 181 27180, fax: +49 228 181 27108, email roman.zitz@telekom.de

Notices to Cleary Gottlieb Steen & Hamilton LLP may be sent in writing to Ward Greenberg, fax +49 69 97103 199, telephone +49 69 97103 240, or email wgreenberg@cgsh.com and Zeze Ikhinmwin, fax +49 69 97103 199, telephone +49 69 97103 129, or email zikhinmwin@cgsh.com.

17. This Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to such State’s conflict of laws rules to the extent such rules may result in the application of the law of any other state or jurisdiction.

18. The Client and Credit Suisse acknowledge and agree that this Agreement is a “securities contract”, as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

19.	This Plan (including the Exhibits hereto) constitutes the entire agreement between Credit Suisse and the Client with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral and may be modified or amended only by a writing signed by such parties.
20.	This Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed counterpart of this Agreement by facsimile transmission or in portable document format or similar electronic form by email (as provided in paragraph 16) shall constitute due and effective delivery thereof.

Please indicate your understanding of and agreement to the foregoing by executing and returning a counterpart hereof.

Sincerely,

Deutsche Telekom Holding B.V.

By: /s/ A. J. Ziflstra
A. J. Ziflstra
Director

By: /s/ F.C.W. Roose
F.C.W. Roose
Director

ACCEPTED AND AGREED TO
AS OF THE ABOVE DATE:

Credit Suisse Securities (USA) LLC

By: /s/ Craig Wiele
      Craig Wiele
      Managing Director

Exhibit A

Share Trading Formula

Credit Suisse will purchase Shares based on the daily composite 10b-18 volume-weighted average price per Share on each day as published on Bloomberg Page “TMUS <Equity> AQR SEC” (the “Daily VWAP Price”) or any successor page thereto, or if such price is not so reported on such day or is manifestly erroneous for any reason, as reasonably determined by Credit Suisse.

The number of Shares and other share amounts and prices, if applicable, set forth herein shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Shares or any change in capitalization with respect to the Client that occurs during the term of this Plan.

Maximum Total Purchase Price: $200 million

Maximum Purchase Price: $ 67

Purchases under this Plan shall commence on February 14, 2018 and end on the earlier of March 31, 2018 and the completion of the Maximum Total Purchase Price.

Daily Repurchase Target is 7% of the T-Mobile US consolidated trading volume on any day, plus or minus 2%p (equal to 5% to 9% of the consolidated trading volume). Credit Suisse will use commercially reasonable efforts to estimate the full day’s consolidated trading volume for purposes of calculating the day’s Daily Repurchase Target.

DT Daily Purchase Price:  10b-18 VWAP per share, as published on Bloomberg page “TMUS <EQUITY> AQR SEC“ or any successor page thereto (including the exclusion of the market opening trade, if captured in the Bloomberg VWAP calculation).

The DT Daily Purchase Price and Daily Repurchase Target will be adjusted if TMUS shares trade above the Maximum Purchase Price on any day, to remove trades above the Maximum Purchase Price from the VWAP and volume calculations.

Settlement:  Regular-way, T+2 settlement

Exhibit B

Request for Early Termination of Purchase Plan

To: Credit Suisse Securities (USA) LLC:

As of the date hereof, [Client] hereby requests termination of the Rule 10b5-1 Purchase Plan dated as of [___________]. [Client] represents that such request is made in good faith and complies with the requirements of Rule 10b5-1(c) and is not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

IN WITNESS WHEREOF, the undersigned has signed this Request for Early Termination as of the date specified below.

[CLIENT]

By: ________________________

Name:

Title:

Date: __________________________

Exhibit C

Form of New York Information

Date of trade purchase:

Aggregate number of Shares:

Average price per Shares:

Trade details:

Number of Shares	Price

By: ________________________

Name:

Title: